

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2012

Via E-mail
Richard J. Johnson
Executive Vice President and
Chief Financial Officer
The PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, PA 15222

> Re: **The PNC Financial Services Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 9, 2012**
> **File No. 001-09718**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011
Item 1 – Business
European Exposure, page 5

1. Please revise your disclosure in future filings to address the following:

- More clearly disclose how the amounts discussed regarding the eight countries that you are closely monitoring relate to the amounts discussed regarding your European exposures. For example, in your discussion of European exposures, you state that you have $440 million of indirect exposure in the form of unfunded contractual commitments, but subsequently you disclose that you have indirect exposure of $770 million to France and Belgium.
- Clarify specifically if you are excluding Turkey from the discussion of European exposures.
- Discuss the triggers for your indirect letters of credit exposures and the potential circumstances under which you would be obligated to perform under these commitments.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Balance Sheet Review
Purchase Accounting, page 39

2. We note in footnote (a) to the table "Accretable Net Interest – Purchased Impaired Loans" that the net reclass to accretable from non-accretable was due in part to credit improvements, as well as cash flow extensions. You disclose on page 35 that the primary driver of the decrease in net interest income and net interest margin during 2011 was due to a decrease on purchase accounting accretion on purchased impaired loans primarily due to lower excess cash recoveries. Further, we note your response to comment seven of our letter dated December 22, 2012 that the reclassifications occurring during the nine months ended September 30, 2011 were due to cash flow extensions. As the changes in the accretable yield on purchased impaired loans appear to continue to materially impact your net interest margin, please revise future filings to provide a more robust discussion of the underlying drivers of the changes in your estimated cash flows related to these loans, similar to that provided in your January 27, 2012 response. In this regard, we noted additional details in your response regarding the magnitude of the assumption changes during the period. Please also clarify the cause of the weighted average life extension (for example, was it due to modifications or troubled debt restructurings or simply due to a change in the original purchase assumptions, etc.).

Investment Securities, page 41

3. Your disclosure indicates that you transferred $6.3 billion of securities from the available for sale portfolio to the held to maturity portfolio during 2011. We also note your disclosure on page 94 that in March of 2010 you transferred $2.2 billion of securities from available for sale portfolio to the held to maturity portfolio.   Please revise your future filings to discuss the reasons for these transfers. Specifically, clarify if these transfers are being made as a part of your efforts to comply with Basel III requirements or for other reasons.

Critical Accounting Estimates and Judgments
Goodwill, page 64

4. We note your disclosure on page 50 that a portion of capital is intended to cover unexpected losses and is assigned to your business segments using a risk-based economic capital model, which considers goodwill and other intangible assets at those business segments, as well as the diversification of risk among the business segments. Please tell us the following:

   - Clarify whether you use the economic capital model to determine the carrying value of your reporting units. For example, tell us whether, and if so how, you consider economic capital allocated to your reporting units for this purpose. Tell us whether you allocate your shareholder's equity to your reporting units on a pro rata basis using assigned economic capital as a basis for allocation or whether you simply use the economic capital assigned to the reporting unit and expand your disclosure in future filings to discuss the use of this approach.
   - To the extent the total capital required to support all of your reporting units' activities is more or less than the total shareholder's equity of the company, please tell us how you account for any difference.
   - Tell us the extent to which you review the capital allocations determined for each of your reporting units with your Board of Directors or your banking regulators.

Risk Management
Loan Modifications and Troubled Debt Restructurings
Commercial Loan Modifications and Payment Plans, page 80

5. We note your disclosure that out of $81 million of Small Business Administration and investment real estate loan modifications at December 31, 2011, only $24 million were considered to be TDRs. Similarly, out of $88 million of these modifications at December 31, 2010, no loans were considered to be TDRs. Please revise your future filings to clarify if your policy for determining whether commercial loan modifications are TDRs is similar to your policy for consumer loan modifications. If not, revise your disclosure to provide this policy for your commercial loan modifications as well.

Form 10-Q for the Quarterly Period Ended March 31, 2012
Part I – Financial Information
Item 1. Financial Statements (Unaudited)
Notes to Consolidated Financial Statements (Unaudited)
Note 6 - Purchased Loans
Purchased Impaired Loans - Balances, page 94

6. In an effort to enhance your disclosure in future filings, please revise to include a roll forward of activity for the nonaccretable difference. In addition, as it relates to your

aggregate purchase impaired loans, disclose the weighted average remaining life of the purchase impaired loans.

Purchased Non-Impaired Loans, page 94

7. Please tell us how you determined that none of your residential real estate loans or non-revolving home equity loans were purchased impaired loans within the scope of ASC 310-30 given that the amount of cash flows not expected to be collected appears large compared to the outstanding balance disclosed above and the total of contractually required repayments including interest

Note 8 - Fair Value, page 100

8. Please revise your disclosures in future filings to provide all of the disclosures required by ASC 820-10-50-6A related to your private equity investments for which you measure fair value using the net asset value of those entities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey at (202) 551-3303 or me at (202) 551-3872 with any other questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief